January 27, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. MS 4628
Washington, D.C. 20549

Attention:	Cecilia Blye, Chief of the Office of Global Security Risk Larry Spirgel, Assistant Director

RE:	Lumentum Holdings Inc. 10-K for Fiscal Year Ended July 2, 2016 Filed September 2, 2016 File No. 001-36861

Ladies and Gentlemen:

On behalf of Lumentum Holdings Inc. (“Lumentum”, “we” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 17, 2017, relating to the Company’s Annual Report on Form 10-K for the year ended July 2, 2016 filed with the Commission on September 2, 2016 (the “Form 10-K”). The Company is filing via EDGAR this letter and for the convenience of the Staff, we are providing a copy to the Staff by overnight delivery.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

General

1.
You state on page 5 of the 10-K that Huawei Technologies accounted for 17.1% of your net revenue for the fiscal year ended in 2016. Information on your website indicates that you provide Huawei with optical components and modules and that Huawei is deploying your products for high-speed data networks. We are aware of publicly available information indicating that Huawei is involved in the development of telecommunications networks in Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, resellers, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

The Company respectfully advises the Staff that it has no known past, current, or anticipated contacts with Sudan or Syria, either directly or indirectly or through subsidiaries, affiliates, distributors or resellers, and to the best of the Company’s knowledge, it has not provided any products, technology or services to Sudan or Syria, nor does it have or had any contacts with the governments of Sudan or Syria or the entities that they control.

The Company is committed to compliance with U.S. export control and economic sanctions regulations and has robust policies and procedures for these areas. The policies and procedures restrict sales into U.S.-sanctioned countries and include, without limitation, standard terms and conditions in sales orders and other agreements with its customers which inform them that the Company’s products are subject to U.S. export controls and may not be transferred to Sudan or Syria, among other embargoed countries, in violation of U.S. export control laws and regulations. Further, the Company’s direct customers are screened for compliance in accordance with U.S. export control regulations as well as trade and economic sanctions prior to the shipment of any Company product, and any potential customer from Sudan, Syria, or any other embargoed country is blocked in the Company’s systems from purchasing Company products.

Lumentum sells products to customers worldwide, such as Huawei, and they incorporate the Company’s products into their end products. In addition, Lumentum also sells products indirectly to customers through distributors. According to records provided to the Company by such distributors, no Company product has been sold or delivered to Sudan, Syria or any other embargoed country by any such distributor, and the Company’s sales to Huawei were in accordance with the U.S. export controls and trade and economic sanctions regulations.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comments above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As noted in response #1 above, the Company has no past, current or anticipated contacts with Sudan and Syria.

3.
We are aware of news articles stating that Huawei is effectively barred from selling telecommunications network equipment in the U.S. and that the Department of Commerce is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business relationship with Huawei.

As discussed above, the Company maintains policies and procedures designed to prevent the unauthorized sale, export or re-export of its products and the diversion of those products in violation of applicable U.S. export control laws and regulations by all customers, including Huawei. To the best of the Company’s knowledge, its business with Huawei is in full accordance with all applicable laws and regulations. The Company is not aware of any concerns from investors, customers or suppliers regarding its business with Huawei, and accordingly does not anticipate any material adverse impact on its reputation from doing business with Huawei.

Please direct your questions or comments regarding the Company’s responses to either myself at (408) 546-4792 or our General Counsel, Judy Hamel, at (408) 546-4894.

Sincerely,

/s/ Aaron Tachibana
Aaron Tachibana
Chief Financial Officer